DWS Investment Management Americas, Inc.

One International Place

Boston, MA 02110

February 27, 2019

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Rebecca Marquigny

Re:	Post-Effective Amendment No. 182 to the Registration Statement on Form N-1A of Deutsche DWS Securities Trust (the “Registrant”) (Reg. Nos. 002-36238; 811-02021) with respect to DWS RREEF MLP & Energy Infrastructure Fund (the “Fund”), a series of the Registrant

Dear Ms. Marquigny:

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone call on February 14, 2019 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Fund with the SEC on December 28, 2018 and has an effective date of March 1, 2019.

The comments of the SEC Staff are restated below followed by the Fund’s responses.

1.	Comment: Please note that to the extent the Fund engages in short sales, the costs associated with this investment technique should be reflected in the expense table in a sub-caption to “Other expenses” or as a stand-alone expense line item. Please confirm whether the Fund had any costs associated with short selling activity requiring such disclosure in the expense table.

Response: The Fund confirms that it did not incur any costs associated with short selling activity requiring disclosure in the expense table.

2.	Comment: Please clarify whether the change in the Fund’s distribution policy will result in any modifications to the Fund’s investment strategies or management process requiring appropriate corresponding adjustments to the “Principal Investment Strategy” section of the Fund’s prospectus. If so, please modify the “Principal Investment Strategy” section of the Fund’s prospectus accordingly.

Response: The Fund confirms that the change in the Fund’s distribution policy will not result in any modifications to the Fund’s investment strategies or management process.

3.	Comment: Please consider adding additional prospectus disclosure clarifying that the brokers who may impose their own commissions on Class S shares, as currently described in the Fund’s prospectus, are distinct from the financial intermediaries who impose their own sales charge waivers and discounts, as described in Appendix B to the Fund’s prospectus.

Response: The Fund believes that its current Class S share disclosure relating to broker imposed commissions is appropriate and respectfully declines to further modify it at this time.

4.	Comment: Please consider including additional disclosure under the heading “Understanding Distributions and Taxes” in the Fund’s prospectus further clarifying significant tax implications or other material implications to investors resulting from the change in the Fund’s distribution policy.

Response: After consulting with Fund counsel, the Fund believes that the relevant disclosure in the “Understanding Distributions and Taxes” section of the Fund’s prospectus and the “Dividend policy risk” disclosure in the “Main Risks” section of the Fund’s prospectus is appropriate. Accordingly, the Fund respectfully declines to include additional disclosure on this topic.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/ James M. Wall

James M. Wall

Director & Associate General Counsel

DWS Investment Management Americas, Inc.

cc: John Marten, Vedder Price P.C.

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